EXHIBIT 99.1

News Release dated December 23, 2019, Suncor Energy amends normal course issuer bid

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy amends normal course issuer bid

Calgary, Alberta (Dec. 23, 2019) — The decision to increase Suncor’s share repurchase program was previously announced on November 13, 2019. Today, Suncor received approval from the Toronto Stock Exchange (TSX) to amend its existing normal course issuer bid (the NCIB) effective as of the close of markets on December 27, 2019 to purchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning May 6, 2019 and ending May 5, 2020 from 50,252,231 shares, or approximately 3% of Suncor’s issued and outstanding common shares as at April 30, 2019, to 78,549,178, or 5% of Suncor’s issued and outstanding common shares as at April 30, 2019. No other terms of the NCIB have been amended.

Between May 6, 2019 and December 20, 2019 and pursuant to the NCIB, Suncor has already repurchased approximately $1.61 billion of common shares on the open market. Pursuant to the NCIB (as amended), Suncor has agreed that it will not purchase more than 78,549,178 common shares, of which 39,840,850 common shares have already been purchased between May 6, 2019 and December 20, 2019.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s NCIB, including Suncor’s belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and the company’s expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy. Forward-looking statements may be identified by words like “may”, “will”, “believes”, “expect”, and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated October 30, 2019, its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

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Investor inquiries:

800-558-9071

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